SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that Citadel Horizon S.à r.l. Luxembourg, with registered office at 5 Parc d’Activite Syndall, Luxembourg, L-5365, and Citadel Derivatives Group LLC, with registered office at c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, USA, notified Portugal Telecom, SGPS, S.A. (“PT”) of the following:

  Acquisition by Citadel Horizon S.à r.l., Luxembourg of 5,750,000 shares in PT on 23 February 2007, by means of a stock exchange trade.

  Following this transaction, Citadel Horizon S.à r.l., Luxembourg became direct holder of 18,750,000 shares, representing 1.66% of the share capital and voting rights in PT.
  Furthermore, Citadel Horizon S.à r.l., Luxembourg is the holder, as borrower, of 8,000,000 shares, representing 0.71% of the share capital and voting rights in PT.
  Consequently, the current participation of Citadel Horizon S.à r.l., Luxembourg in PT is of 26,750,000 shares, representing 2.37% of the share capital and voting rights in PT.

  The above mentioned shares of PT are also attributed to Citadel Equity Fund, Ltd, which ultimately holds 100% of the share capital of Citadel Horizon S.à r.l., Luxembourg.
  Citadel Equity Fund, Ltd. is 100% owned by Citadel Holdings Ltd., a Cayman Island company which in turn is c. 78% owned by Citadel Kensington Global Strategies Fund Ltd., a Bermuda company and c. 22% owned by Citadel Wellington LLC, a Delaware company.

  As a result of stock exchange trades executed on 23 February 2007, Citadel Derivatives Group LLC sold 1,785 ADRs and acquired 700 ADRs of PT.
  Consequently, Citadel Derivatives Group LLC is currently the holder of 2,500 ADRs, representing 0.00022% of the share capital and voting rights in PT.

  Citadel Derivatives Group LLC is 99.5% owned by Citadel Wellington LLC and 0.5% by Citadel Limited Partnership.

Lisbon, 28 February 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.